ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.atacama.com

January 9, 2002

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated January 9, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

Shane

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

dw 2/19

ATACAMA MINERALS CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 ▪ Facsimile: (604) 689-4250 ▪ www.atacama.com

NEWS RELEASE

PRODUCTION RATES REACH 2 TONNES IODINE PER DAY

January 9, 2002 (AAM – CDNX)...Atacama Minerals Corp. (the "Company") is pleased to announce that the Company has been advised by its operating partner, ACF Minera S.A. that production rates of 2 tonnes of iodine per day have been achieved at the Aguas Blancas project in northern Chile. Upon formal verification of this sustained production rate, ACF will have satisfied Phase I of its earn-in in the Project. In Phase II ACF is required, again at its sole cost, to construct mechanical leaching facilities at Aguas Blancas to maximize recovery of all commercial products at the mine. In the meantime, plans are being finalized by the Company and ACF to significantly expand the current heap leach operations.

On behalf of our shareholders, the Company wishes to again congratulate ACF and its management on their significant accomplishments at Aguas Blancas over the past year.

Aguas Blancas is a world class deposit of iodine, sulphate and nitrate located in the Atacama Desert of northern Chile, 100 kilometres from the major Chilean port of Antofagasta.

ON BEHALF OF THE BOARD

"Richard P. Clark"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842